Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile
tel: +1.650.233.4564
dkaile@pillsburylaw.com

VIA EDGAR

June 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Erin Jaskot, Esq., Branch Chief

Katherine Bagley, Esq., Staff Attorney

Patrick Kuhn, Staff Accountant

Doug Jones, Staff Accountant

Re:	1stdibs.com, Inc.

Registration Statement on Form S-1

Filed May 17, 2021

File No. 333-256188

Ladies and Gentlemen:

On behalf of 1stdibs.com, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated May 25, 2021 (the “Comment Letter”), relating to the Registrant’s Registration Statement on Form S-1, filed on May 17, 2021 (the “Registration Statement”).

The Registrant is concurrently filing an amended Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Amended Registration Statement.

U.S. Securities & Exchange Commission

Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 filed May 17, 2021

Business

Our Buyers, page 108

1.

We note that you have amended your disclosure to identify and include quotes from several of your buyers and sellers. Please revise your filing to disclose whether these buyer and seller quotes were solicited. Also, please advise and disclose whether the buyers and sellers you have identified have consented to their quotes being disclosed in your filing.

Response: The Registrant supplementally notes that the quotes were solicited by the Registrant from the buyers and sellers in the ordinary course of the Registrant’s business and not in connection with the offering, that the buyers and sellers identified have consented to their quotes being disclosed in the prospectus, and that no remuneration was paid in connection therewith. Disclosure has been added under “Business – Our Buyer” on page 108 (immediately prior to the pages containing the buyer and seller quotes) to reflect the foregoing.

Exhibit Index

Exhibit 3.2

Exhibit 3.4, page II-4

2.

Please amend your certificate of incorporation and bylaws to clearly state, as you disclose in your filing, that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, or tell us how you will inform future investors of the provision’s limited applicability.

Response: The Registrant respectfully acknowledges the Staff’s comment and notes that as the exclusive jurisdiction of the federal courts with respect to Exchange Act claims is a matter of law and thus automatically applicable to the Registrant, the Registrant does not plan to include a statement to this effect in its charter and bylaws. However, the Registrant confirms that it will inform future investors of the provision’s limited applicability by including the relevant disclosures prominently in its future SEC filings, including in its periodic reports and proxy statements. The Registrant respectfully refers to its response to comment 11 in the Registrant’s letter dated March 29, 2021 submitted in response to the Staff’s comment letter dated March 12, 2021.

U.S. Securities & Exchange Commission

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	David S. Rosenblatt

Tu Nguyen

Ronald A. Fleming

Stephen M. Davis

Edwin M. O’Connor

Erica D. Kassman